Annual Shareholder Meeting Results
The Funds held their annual meetings of shareholders on April 30, 2015.
Common preferred
shareholders voted as indicated below:

PIMCO Corporate and Income Opportunity Fund

Election of Craig Dawson Class III to serve until the annual meeting for the 2018 2019 fiscal year Affirmative 60,437,951 Withheld Authority 2,004,532 Reelection of Deborah A. DeCotis Class III to serve until the annual Meeting for the 2018 2019 fiscal year Affirmative 60,610,055, Withheld Authority 1,832,428 Reelection of John C. Maney Class III to serve until the annual Meeting or the 2018 2019 fiscal year Affirmative 60,575,701, Withheld Authority 1,866,782 The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, William B. Ogden, IV, James
A. Jacobson and Alan Rappaport continued to serve as Trustees of the Fund.